Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Construction Finance

Agreement and EPC Agreement for the Hadera Power Plant Expansion Project

Singapore, June 3, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that OPC’s project company OPC Hadera Expansion Ltd. entered into (i) an agreement to finance (the “Finance Agreement”) the construction of the Hadera expansion project, a combined-cycle natural gas-fired power plant, with an estimated capacity of approximately 850 MW, designated for construction on land adjacent to OPC’s Hadera power plant (the “Hadera Expansion Project”) and (ii) an engineering, procurement and construction (EPC) agreement for the Hadera Expansion Project’s construction (the “EPC Agreement”). OPC announced that subject to the terms of the project agreements and receipt of relevant permits, it intends to seek tariff approval from the Israeli Electricity Authority in accordance with the regulatory framework applicable to the Hadera Expansion Project. Set forth below is a description of the Finance Agreement and EPC Agreement as announced by OPC.

The Finance Agreement was entered into with Bank Leumi le-Israel B.M. for a NIS-denominated loan equivalent to approximately $1.7 billion. The interest rate on the loan is equal to the prime interest rate, plus a spread ranging from 0% to 0.7%. Interest shall accrue and will be payable quarterly from six years from the drawdown date. The initial term of the loan is six years from the first drawdown date. During the construction period, the loan will be repayable subject to payment of customary prepayment penalties and costs, and in the period following the commercial operation date, the loan will be repayable without early repayment penalties and costs. The loan term may be extended for an additional period of up to four years, with final repayment no later than the end of the 10th year from the drawdown date. OPC expects the total senior debt to comprise approximately 80% of the total construction costs.

The Finance Agreement is supported by a shareholders’ guarantee from OPC Holdings Israel Ltd. (in which OPC holds an 80% interest) of the borrower’s undertakings, including the undertaking to provide the equity for the Hadera Expansion Project. The borrower will also provide collateral as is customary, including a pledge over all of its assets and rights, primarily the power plant, generation licenses and tariff approval, bank accounts, the project’s land plots, rights under the various project agreements and related rights. The shares and related rights, including in respect of shareholder loans and capital notes, have also been pledged as part of the collateral.

The terms of the Finance Agreement also include additional committed facilities including a VAT facility for approximately $41 million and the extension of an uncommitted hedging facility estimated at $60 million.

The Finance Agreement includes covenants and events of default, including the following financial covenants: (i) during the construction period, a minimum loan life coverage ratio of 1.05x for a capital injection by the shareholders (where failure to inject such capital will constitute a breach); and (ii) during the operation period, compliance by OPC with certain financial covenants.

The Finance Agreement is subject to conditions precedent, including obtaining tariff approval from the Israeli Electricity Authority, the acceptance and timing of which are uncertain. The Finance Agreement is also subject to additional terms and conditions, and contains undertakings, representations and acceleration provisions, as are customary in agreements of this type in Israel.

The construction contractor under the EPC Agreement is a joint venture of a global EPC contractor and a local contractor (the “Contractor”). In accordance with the EPC Agreement, the Contractor has undertaken to perform the EPC work for the Hadera Expansion Project, under a turnkey, lump-sum format, in accordance with milestones, terms and conditions, and dates set by the parties.

The total consideration payable to the Contractor under the EPC Agreement will be payable in installments, similar to the consideration payable under the agreement to supply the key equipment for the Hadera Expansion Project (the “Key Equipment Supply Agreement”), which was also entered into with the Contractor. The payments under both agreements will be made in accordance with milestones set forth in each of the agreements, which depend on the progress of the Hadera Expansion Project through commercial operation. OPC expects the consideration for the EPC Agreement and the Key Equipment Supply Agreement to constitute approximately 60% of the total estimated construction cost for the Hadera Expansion Project, which is estimated at approximately $1.7 billion – $1.8 billion. Under the EPC Agreement, completion of construction is scheduled for 2030.

The EPC Agreement includes standard terms and conditions and other undertakings, as is customary in such agreements.

For further information on the Hadera Expansion Project, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 21, 2026, May 20, 2026, March 2, 2026, November 19, 2025 and August 11, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “should,” or other similar expressions. These statements include statements relating to the Hadera Expansion Project, the Finance Agreement and the EPC Agreement, including the scheduled completion of construction, the expected terms and conditions of agreements, the capacity and characteristics of the Hadera Expansion Project, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to receipt of permits, scope of the relevant regulatory framework, completion of construction work, final costs of construction, equipment and purchase of rights to land, the state of the equipment, force majeure events and/or the terms of engagements with key suppliers, the final terms and conditions of which are uncertain, technical, operational and/or other delays and/or malfunctions and/or increase in costs and/or other changes, the occurrence of one or more of the risk factors to which OPC is exposed, including construction risks (including “force majeure” events, and regional security conditions), regulatory and permit-related risks, delays/faults in executing construction work, delays and higher costs associated with supply chains, factors associated with key suppliers and finance costs and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.